July 2, 2013

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Jessica Barberich, Assistant Chief Accountant-Division of Corporation Finance

Re: Elbit Imaging Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed May 14, 2013
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 25, 2012
File No. 000-28996

Dear Ms. Barberich:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 19, 2013, regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (file number 000-28996), filed with the Commission on April 25, 2012, and the Form 20-F for the fiscal year ended December 31, 2012, filed with the Commission on May 14, 2013, each filed by Elbit Imaging Ltd. (the “Company” or “we”).

For reference purposes the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Form 20-F for fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 67

A. Operating Results, page 79

1.
We note your response to comments 1 and 2 of our letter dated March 15, 2013, as well as your proposed disclosure and updated disclosure within your Form 20-F for the fiscal year ended December 31, 2012 filed May 14, 2013.  We continue to note differences in the amounts disclosed for Segment profit (loss) within your Operating Results disclosure and the amounts included in your Segment Reporting footnote.  Please reconcile and explain.  Please note that if you present segment profit measures that are inconsistent with your measures reported under IFRS 8, these measures are considered non-IFRS and would require additional disclosures.  In addition, your segment discussion should include a complete discussion of the reconciling items that are not allocated to each of the segment performance measures; for example, you have not addressed the allocation of your financial expenses.  Please expand your discussion further in future filings.

Response
We suggest the below amended table, which reconciles our "Segment profit (loss)" within our Operation Result disclosure with the segment reporting as reported in note 28 to our consolidated financial statements included in our Form 20-F for the fiscal year ended December 31, 2012 filed May 14, 2013.

We note that the total amount of NIS 412 million in the below table under the line item "Segment profit (loss) after financial expenses", is comprised of the following three line items presented on our segment note to the financial statements:

Segment profit (loss)	-	308
Financial expenses	-	96
Share in losses of associates, net	-	9
	-	413

Accordingly, there are no segment profit measures that are inconsistent with our measures reported under IFRS 8.

We will further expand our segment discussion in future filings to include a complete discussion of the reconciling items that are not allocated to each of the segment performance measures.

Segment	Hotels	Commercial Centers	Medical Industries(*)	Fashion Apparel	Residential	Other and Allocations	Total
Revenues	223	300	69	143	2	(66)	671
Gain from sale of real estate assets	54			9			63
Gain from loss of control over a subsidiary			217			(217)	-
Total revenues and gains	277	300	286	152	2	(283)	734
Costs and expenses	202	273	70	155	10	(70)	640
Research and development expenses			41			(41)	-
Other expenses (income), net	(6)	406				2	402
Segment profit (loss) before financial expenses	81	(379)	175	(3)	(8)	(174)	(308)
Financial expenses, net	(36)	(58)		(2)		-	(96)
Share in losses of associates, net		(1)	(8)				(9)
Segment profit (loss) after financial expenses	45	(438)	167	(5)	(8)	(174)	(413)
Unallocated general and administrative expenses							(49)
Unallocated financial expenses							(80)
Financial income							31
Changes in fair value of financial instruments measured at FVTPL							(50)
Loss before income taxes							(561)

*  Because we lost control over InSightec in 2012 revenues were classified to discontinued operations.

Form 6-K filed March 21, 2013

Notes to the Consolidated Financial Statements

Note 2 –  Significant Accounting Policies, page F-18

M. Trading property and prepayment:, page F-25

2.
We continue to consider the classification of your commercial centers as trading property.  You state that you expanded your operating cycle to be up to eight years in response to the lingering real estate and financing crisis in CEE.  You also state that your classification of your commercial centers as trading property is based on your continued intentions to sell the completed centers in the normal course of your operating cycle. Please specifically tell us how you considered the guidance in paragraph 68 of IAS 1. We question whether your normal operating cycle is “clearly identifiable” in light of the uncertainty surrounding the period of time it will take for realization of these centers into cash or cash equivalents.  We note that you have been unable to sell due to insufficient sale yields as well as difficulties with available financing.  In this regard, there appears to be a lack of historical experience since 2008 to support the determination of your operating cycle.  Thus, please clarify why you do not assume your operating cycle to be twelve months. We may have further comment.

Response
Current/Non-current Distinction – Overview

The classification of an asset as current or non-current on the face of the statement of financial position is set under paragraphs 60-68 of International Accounting Standard 1 "Presentation of Financial Statements" ("IAS 1").

More specifically, the following provisions of IAS 1 are the framework based on which we believe that the classification of our trading property as current asset is appropriate based on the characteristics of our business and the practice prevailing in our industry:

IAS 1.60                    "An entity shall present current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position in accordance with paragraphs 66–76 except when a presentation based on liquidity provides information that is reliable and more relevant."

IAS 1.62                    "When an entity supplies goods or services within a clearly identifiable operating cycle, separate classification of current and non-current assets and liabilities in the statement of financial position provides useful information by distinguishing the net assets that are continuously circulating as working capital from those used in the entity's long-term operations. It also highlights assets that are expected to be realised within the current operating cycle …" [Bold letters are ours]

IAS 1.66                    "An entity shall classify an asset as current when:

a.	it expects to realise the asset, or intends to sell or consume it, in its normal operating cycle;
b.	;
c.	…; or
d.	...

An entity shall classify all other assets as non-current.

IAS 1.68                    "The operating cycle of an entity is the time between the acquisition of assets for processing and their realisation in cash or cash equivalents. When the entity's normal operating cycle is not clearly identifiable, it is assumed to be twelve months. Current assets include assets (such as inventories and trade receivables) that are sold, consumed or realised as part of the normal operating cycle even when they are not expected to be realised within twelve months after the reporting period ..."

The conclusion derived while combining all the above provisions, is that PC's trading property should be classified as current assets if PC expects to realize its projects, or intends to sell them, in its normal operating cycle, as long as that cycle is clearly identifiable.

We believe that the below illustrated and analyzed strongly supports our conclusion that it is appropriate to present PC's trading property as current asset, as its normal operating cycle is clearly identifiable, as oppose to present them as non-current assets.

Normal Operating Cycle; Clearly Identifiable - Interpretation

While IAS 1.68 defines the operating cycle of an entity as "the time between the acquisition of assets for processing and their realisation in cash or cash equivalents", the term "clearly identifiable" is not defined under IAS 1. Therefore, distinction between current and non-current asset is by nature a judgmental matter that requires due consideration while interpreting this term in order for an entity to meet the overall requirement of IAS 1.60 to "present current and non-current assets … as separate classifications in its statement of financial position …".

Though not extensive is the guidance under IFRS relating to the meaning of the term "clearly identifiable", we hold the view that this term should be interpreted by its substance, based on qualitative aspects, rather than literally, given the nature of the operation under examination and the entity's business model. More than that, due consideration should be given to the ultimate result of the classification of assets on the face of the statement of financial position, namely to what extent the presentation of trading property as non-current truly reflects PC's overall business model and operations.

In terms of dates and time, normal operating cycle is the period from the first cash outflow needed to generate the future cash inflow till the date of actually meeting the cash inflow, all performed within the normal course of business of the entity. Speaking of PC's operations, that mean the period from purchasing the land plot, through its development, planning and construction until the sale of it as a completed commercial center and collectability of cash or cash equivalent is achieved.

In other words, given the nature of PC's operations, the starting point of time of each of PC's projects is very clear (acquisition date). And so is its finalization date (sale date). Therefore, under these characteristics, in our view PC's normal operating cycle is clearly identifiable.

The fact that in recent years, following the 2008 worldwide financing crisis, determining the exact expected date of realizing our completed commercial centers into cash inflows requires careful estimation by management, does not by itself cause our normal operating cycle not being clearly identifiable. That is because the changes we made to our business model as a result of the 2008 crisis, are not such, and do not imply, that our operating cycle ceased to be normal. The substance of PC's operating cycle and the major milestones it involves are clear, even though such milestones, including a sale transaction and streaming cash inflow, involves uncertainty. Nevertheless, we believe that the inherent uncertainties surrounding the development of real estate industry and the judgmental resolution as to the expected timing of its final stage do not give rise to not clearly identifying our normal operating cycle.

On the other hand, normal operating cycle may be viewed as not clearly identifiable when no material cash outflows are required to commence the business cycle and generate the inflows, or when it is objectively difficult to determine which outflow relates to the future inflow, or the other way around. That is, hence we believe that the term “operating cycle is not clearly identifiable” under IAS 1.68 is not intended to relate to cases when both the starting point and the end of this cycle are clearly identifiable even if the determination of the exact date of any of these events requires judgment.

Supporting the above concept is the provision under IAS 1.63 which illustrates an example of operation that is missing a clearly identifiable operating cycle, hence it does not supply goods or services within a clearly identifiable operating cycle:

IAS 1.63"For some entities, such as financial institutions, a presentation of assets and liabilities in increasing or decreasing order of liquidity provides information that is reliable and more relevant than a current/non-current presentation because the entity does not supply goods or services within a clearly identifiable operating cycle."

While using financial institutions as an example for clarifying the above provision, IAS 1 demonstrates operations that are obvious not to have a clearly identifiable operating cycle, hence the time frame of their businesses is not clear. Very extensive are the differences between the operations of financial institutions in comparison to PC's operations, and accordingly we find the substance contemplated in the example under IAS 1.63 as supporting our above understanding of IAS 1.

Our 17-Year Experience

While determining our normal operating cycle we use our aggregated experience over 17 years of operations in our industry and the construction and sale of more than 27 commercial centers in 4 countries spread over two continents. The global economic crisis that commenced in 2008 caused PC to make changes in its business model, but not in the core of our business and the way we deliver it. The major milestones of our operations after the 2008 crisis are exactly the same as were before it emerged. We hold the opinion that the mere fact that our response to the economic crisis included lengthening the period until we reach the best price for our completed commercial centers does not impair our prolong and broad experience we gathered over 17 years. On the contrary, hence we continued with our core business in spite of the crisis, we were able to leverage our overall experience as a developer doing business in that industry over 17 years.

In this regard we note that PC has disposed of one of its investment in May 2013 (please follow this link: http://www.plazacenters.com/downloads/29_05_13_Plaza_India_sales-FINAL.pdf). This investment was entered into in February 2007 (please follow this link, refer to JV1):
http://www.plazacenters.com/downloads/Plaza_announces_two_Joint_Ventures_in_India.pdf ).

Industry & Benchmark

Whether an entity presents a current/non-current classified statement of financial position is largely dependent on the industry it operates and, consequently, a current/non-current classified statement of financial position has become an expected form of presentation for certain types of entity. This principle is applicable also with respect to certain line items such as trading property.

To the best of our knowledge, a prevailing practice is to present trading property as current asset. Being by its substance "inventory", real estate projects of the kind PC develops and sells, are generally not presented as non-current (long-term) asset, even if the cycle period to settle and realize these projects is several years.

The below links present the accounting approach of real estate companies having business such as PC's which operate in Europe as to classifying their real estate projects. We note that our selected benchmark covers 3 nations in Europe (The United Kingdom, Germany and Denmark) and the financial statements of the companies included in our sample are audited by 2 of the big-4 accounting firms (Deloitte and E&Y).

As derived from the below representative benchmark, which is based on the financial data of the selected companies for 2012, all trading property is presented only as current assets, including in cases whereby the completion date of certain projects is expected to be within several years, as the case is with respect to PC's projects. We find the benchmark companies' accounting approach supporting PC’s approach as to classifying its trading property as current asset and in line with the prevailing practice.

Example no. 1:
(http://www.orcogroup.com/sites/orco-corpo/files/investor-documents/OPG_CONSOLIDATED_FINANCIAL_STATEMENTS_FULL_2012_12.pdf)

Example No. 2:
http://www.tk-development.com/Files/Billeder/Issuu/Annual%20reports/TK_Development_2012_13_Annual_Report.pdf

Example No. 3:
http://hugin.info/86917/R/1688158/553748.pdf

Overall Result of Classification of PC's Projects

Due consideration should be given to the ultimate result of the classification on the face of the statement of financial position, namely to what extent the presentation of trading property as non-current truly reflects PC's business model.

It is highly clear that our core business was, and remained following the 2008 financing and real estate crisis, to establish the commercial centers over the purchased land plots in order to sell them. A final result by which all PC's projects are classified on the face of the statement of financial position as non-current might be in controversy to its business model and core strategy as real estate developer, and may even mislead the users of our financial statements taken as a whole. Presenting PC's projects as non-current assets may indicate that PC's intention is to use them under long-term operations and not to realize them on a continuously circulating basis as working capital. We strongly hold the view that such a result will not provide useful information to the readers of our financial statements and may contradict IAS 1.62 that states:

" … separate classification of current and non-current assets and liabilities in the statement of financial position provides useful information by distinguishing the net assets that are continuously circulating as working capital from those used in the entity's long-term operations. It also highlights assets that are expected to be realised within the current operating cycle …".

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6025 or our Chief Controller, Yael Naftali at +972-3-608-6079.

Sincerely,

/s/ Doron Moshe
Doron Moshe
Chief Financial Officer

Cc:           Mark Rakip - Securities and Exchange Commission